File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G	Issuer: TransGlobe Ener	Security: Common Sha

Transaction Number	1845037

Security designation	Common Shares

Opening balance of securities held	62500

Date of transaction	2011-04-04

Nature of transaction	10 - Acquisition or disposition in the public market

Number or value of securities disposed of	2500

Unit price or exercise price	14.7500	Currency	Canadian Dollar

Closing balance of securities held	60000	Insider's
		calculated
		balance

Filing date/time	2011-04-04
	12:08:56

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities